UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: August 17, 2004
(Date of earliest event reported)

JOHN DEERE CAPITAL CORPORATION

(Exact name of registrant as specified in charter)

DELAWARE
(State or other jurisdiction of incorporation)
1-6458
(Commission File Number)

36-2386361
(IRS Employer Identification No.)

1 East First Street
Suite 600
Reno, Nevada 89501
(Address of principal executive offices and zip code)
(775)786-5527
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report.)

Item 5. Other Events.

JDCC's net income was $64.7 million for the quarter and $201.4 million for the year to date, compared with net income of $79.8 million and $209.6 million last year. The lower results for the quarter were primarily due to lower gains on retail-note sales and an increase in administrative costs, partly related to a higher provision for performance bonuses in connection with overall-company profitability. Partially offsetting these factors was a lower provision for credit losses, reflecting solid portfolio quality. Year-to-date net income was lower, mainly due to higher administrative costs, partially offset by a lower provision for credit losses.

Net receivables and leases financed by JDCC were $12.734 billion at July 31, 2004, compared with $11.971 billion one year ago. Net receivables and leases administered, which include receivables previously sold, totaled $15.843 billion at July 31, 2004, compared with $14.750 billion one year ago.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

(c)   Exhibits

(20)
        Press release and supplemental financial information of Deere & Company.

Item 12. Results of Operations and Financial Condition.

The schedule of Deere & Company Other Financial Information is furnished under Form 8-K Item 12 (Results of Operations and Financial Condition) (Incorporated by reference from Item 12 of Deere & Company's Current Report on Form 8-K dated August 17, 2004, file number (1-4121)). The information is not filed for purposes of the Securities Exchange Act of 1934 and is not deemed incorporated by reference by any general statements incorporating by reference this report or future filings into any filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent John Deere Capital Corporation specifically incorporates the information by reference.

<u>Signature</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

JOHN DEERE CAPITAL CORPORATION

By: */s/ JAMES H. BECHT*
     James H. Becht
     Secretary

Dated: August 17, 2004

Exhibit Index

Number and Description of Exhibit

(20)   Press release and supplemental financial information of Deere & Company (Incorporated by reference from Item 7 of Deere & Company's Current Report on Form 8-K dated August 17, 2004, file number (1-4121)).

(99)   Other Financial Information of Deere & Company's (Incorporated by reference from Item 12 of Deere & Company's Current Report on Form 8-K dated August 17, 2004, file number (1-4121)).